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                           November 4, 2020

       Frank Igwealor
       Chief Executive Officer
       Kid Castle Educational Corporation
       370 Amapola Ave., Suite 200A
       Torrance, California 90501

                                                        Re: Kid Castle
Educational Corporation
                                                            Amendment No. 3 to
Registration Statement on Form 10
                                                            Filed October 14,
2020
                                                            File No. 000-56174

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statemen on Form 10 filed October 14,
2020

       Business, page 5

   1. Please revise to describe the acquisitions of Community Economic Development Capital,
                                                        LLC on September 15,
2020 and CannabidiolHemp on November 15, 2019. In addition,
                                                        please file the
relevant agreements as exhibits to your next amendment.
       Plan of Operations for the Next Twelve Months, page 34

   2. We note your response to prior comment 4. Please revise to explain what it means for a business to be "Farm
Bill" compliant and disclose how you will determine compliance. In addition, please revise
your statement that you do not and will not own "any cabbabis
                                                        growing...facilities"
to clarify, if true, that you mean facilities that grow non-hemp cannabis.
 Frank Igwealor
Kid Castle Educational Corporation
November 4, 2020
Page 2
Financial Statements
Note 5. Mergers and Acquisition, page 69

3. We note your responses to prior comment 6. It is still not clear from your disclosure how the transactions with Cannabinoid Biosciences, Inc. resulted in cash proceeds to you of approximately $190,000 as reflected on your Statement of Cash Flows for the year ended
      December 31, 2019. Please tell us in greater detail and disclose in your filing how your transactions with Cannabinoid Biosciences, Inc. resulted in cash proceeds to you of approximately $190,000 or if appropriate, reconsider your cash flow presentation.
4. In addition, please make conforming changes to your Form 10-K for the fiscal year ended
      2019 resulting from the review of your Form 10.
General

5. Please describe the circumstances surrounding the notice issued by the Commission on
      January 21, 2020 relating to the suspension of trading of your shares on OTC Link for a period of ten business days. Please provide sufficient disclosure in the Form 10 so that investors may fully understand the level of involvement of and due diligence performed by your current officers and directors with respect to the formation and corporate history of the company, the trading of your shares, and the events leading to the order. Please also provide appropriate risk factor discussion of this issue. If you were required to expend a material amount of resources on matters related to this issue and/or if you may do so in the future, please discuss this in sufficient detail. We may have further comments after reviewing the revised disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameFrank Igwealor
                                                           Division of
Corporation Finance
Comapany NameKid Castle Educational Corporation
                                                           Office of Trade &
Services
November 4, 2020 Page 2
cc:       Mary Shea, Esq.
FirstName LastName